Corning Incorporated	Corning, NY 14831	t 607-974-9000
www.corning.com

June 20, 2025

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Melissa Gilmore and Kevin Woody

Re:	Corning Incorporated
Form 10-Q for the Period Ended March 31, 2025
Filed May 2, 2025
File No. 001-03247

Dear Ms. Gilmore and Mr. Woody:

We are responding to the comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated June 9, 2025 to Mr. Edward Schlesinger of Corning Incorporated (the “Company”, “Corning”, “we” or “our”), relating to the above-referenced filing. The Staff’s comment is set forth below in bold, followed by our related response. For ease of reference, we have divided our response into sections (a) and (b) to address each portion of the Staff’s comment.

All terms used but not defined herein have the meanings assigned to such terms in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025.

Form 10-Q for the Period Ended March 31, 2025

Notes to Consolidated Financial Statements, page 18

1.	We note that you report on and utilize constant-currency reporting for core performance measures which uses internally derived long-term management estimates for exchange rates, which are closely aligned with the Company’s hedging instrument rates. We further note that effective January 1, 2025, management updated the constant-currency rates and the updated rates were applied prospectively beginning with reporting periods in 2025. Please explain to us why you believe using internal exchange rates rather than the actual difference between the exchange rates during the periods presented is more appropriate and quantify the difference between the rate you used and the actual rates. Additionally, describe for us in more detail your policy for determining the reasonableness of such rates and tell us historically how often you have updated your estimated constant-currency rates.

(a)	Please explain to us why you believe using internal exchange rates rather than the actual difference between the exchange rates during the periods presented is more appropriate and quantify the difference between the rate you used and the actual rates.

We appreciate the Staff’s question regarding our constant-currency exchange rates for our core performance measures. Corning operates globally, with significant exposure to foreign currency fluctuations. To mitigate this exposure and stabilize the economic impact of currency volatility on

Corning Incorporated

our operations, we have implemented a robust hedging program utilizing hedging instruments, including, but not limited to, foreign exchange forward or option contracts and foreign denominated debt.

Aligned with this hedging program, Corning utilizes constant-currency reporting for its core performance measures. For constant-currency reporting, we use internally derived long-term management-determined rates (referred to as our “core rates”) which are based on the exchange rates of our hedging instruments on a blended basis (referred to as our “hedge rates”).  By using our hedge rates rather than spot rates when presenting core performance metrics, we aim to present financial results that reflect the economic impact of our hedging actions and remove the volatility associated with currency fluctuations.  Importantly, this approach provides stakeholders with insight into the way that management assesses performance and allocates resources, including employee, financial and/or capital resources.  Core performance measures also serve as a basis for a portion of management’s annual and long-term compensation, further demonstrating their importance in evaluating our operations. We believe that sharing these measures, calculated using our core rates, offers investors a clearer and more comparable representation of our operating results, and over a longer term. In contrast, constant-currency reporting using actual spot rates typically focuses on short-term comparisons and would not incorporate the economic substance of our hedging program. We also believe that this methodology provides investors with added transparency into how Corning manages the impact of foreign currency exchange rate volatility.

The following table presents the difference between our 2025 core rates as compared to the average spot rates for the three months ended March 31, 2025.

Currency	Japanese yen	South Korean won	Chinese yuan	New Taiwan dollar	Euro	Mexican peso
Q1 2025 Core rate	¥120	₩1,250	¥6.9	NT$31	€0.88	MX$21
Actual Q1 2025 average spot rate	¥149.1	₩1,458.3	¥7.25	NT$32.99	€0.93	MX$20.25
Difference	¥29.1	₩208.3	¥0.35	NT$1.99	€0.05	MX($0.75)
Difference %	24.3%	16.7%	5.1%	6.4%	5.7%	(3.6%)

(b)	Additionally, describe for us in more detail your policy for determining the reasonableness of such rates and tell us historically how often you have updated your estimated constant-currency rates.

Our policy is to set our core rates to align with the hedge rates calculated from the hedging instruments we have in place. We believe it is reasonable to use rates derived from our hedging instruments.

Since first utilizing this approach to constant-currency reporting in 2013, we have updated our core rates effective January 1, 2015 and January 1, 2018, as well as our most recent update, effective January 1, 2025.

Corning Incorporated

In future filings, we will enhance our disclosures regarding our core rates used in our constant-currency reporting to clarify how we determine our core rates. Specifically, we will include the following in future filings that contain constant-currency adjustments:

“The constant-currency rates established for core performance measures are internally derived long-term management-determined rates, primarily based on the exchange rates of our hedging instruments, on a blended basis, used to mitigate foreign currency exchange exposure. These hedging instruments may include, but are not limited to, foreign exchange forward or option contracts and foreign denominated debt.”

*   *   *   *   *

Please direct questions regarding this response to me at (607) 974-5843.

Sincerely,

/s/ Edward A. Schlesinger
Executive Vice President and Chief Financial Officer

cc:	Wendell P. Weeks, Chairman and Chief Executive Officer
Lewis A. Steverson, Vice Chairman, Executive Vice President and Chief Legal & Administrative Officer
Michaune Tillman, Senior Vice President and General Counsel
Stefan Becker, Senior Vice President, Finance and Corporate Controller
Marco Carducci, PricewaterhouseCoopers LLP